[GRAPHIC OMITTED - IVANHOE MINES]
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 October 18,2006


Securities and Exchange Commission
Division of Corporation Finance
1OO F Street, N.E.
Washington, D.C. 20549

Attention:       Karl Hiller
                 Branch Chief


 RE:             IVANHOE MINES LTD.
                 Form 40-F for Fiscal Year Ended December 31, 2005 Filed April 5,2006
                 File No. 001-32403

Dear Mr. Hiller,

We hereby acknowledge receipt of the comment letter dated September 28, 2006 (the "Comment Letter") from the staff (the "Staff) of the Securities and Exchange Commission (the "Commission") concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2005 (the "40-F").

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses. Terms used but not defined herein have the meanings set forth in the 40-F.



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RESPONSES TO STAFF COMMENTS

FORM 40-F FOR THE FISCAL YEAR ENDED DECEMBER 31. 2005

EXHIBIT 2 - FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 59

1. PLEASE REVISE YOUR CONSOLIDATED STATEMENTS OF CASH FLOWS TO BEGIN YOUR RECONCILIATION OF CASH USED IN OPERATING ACTIVITIES WITH YOUR NET LOSS RATHER THAN YOUR NET LOSS FROM CONTINUING OPERATIONS, TO COMPLY WITH PARAGRAPH 28 OF SFAS 95.

RESPONSE:

We are aware of the Commission's view that this presentation is inconsistent with SFAS 95, as further described in Joel Levine's December 6, 2005 speech at the AICPA conference on SEC and PCAOB Current Developments. As such, we respectfully submit that we will begin our reconciliation of cash used in operating activities with net loss rather than net loss from continuing operations in our future filings.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES, PAGE 60
NOTE 2(G) - EXPLORATION AND DEVELOPMENT, PAGE 62

2. WE NOTE YOUR DISCLOSURE IN WHICH YOU EXPLAIN THAT YOU BEGIN CAPITALIZING MINING COSTS ONCE YOU DETERMINE A PROPERTY HAS ECONOMICALLY RECOVERABLE
     RESERVES. PLEASE EXPAND YOUR DISCLOSURE TO DISCUSS HOW YOU DEFINE ECONOMICALLY RECOVERABLE RESERVES. NOTE THAT FOR US GAAP PURPOSES YOU MUST ESTABLISH PROVEN AND PROBABLE RESERVES AS DEFINED BY INDUSTRY GUIDE 7 PRIOR TO CAPITALIZING MINING COSTS.

     IF YOU HAVE  CLASSIFIED  RESERVE  QUANTITIES  AS PROVEN AND PROBABLE  WITH
     ENGINEERING  DATA  THAT  IS  LESS  COMPREHENSIVE  THAN  A  BANKABLE  FINAL
     FEASIBILITY STUDY, YOU MAY NOT HAVE COLLECTED ENGINEERING OR OTHER INFORMATION SUFFICIENT TO ESTABLISH A COMMERCIALLY MINABLE DEPOSIT FOR US REPORTING PURPOSES. UNDER THESE CIRCUMSTANCES, ALL COSTS RELATED TO THE PROPERTY WHICH ARE NOT ACQUISITION COSTS WOULD ORDINARILY BE CONSIDERED EXPLORATION COSTS AND EXPENSES AS INCURRED.

RESPONSE:

We confirm that our disclosure is in accordance with US GAAP and we do follow SEC Industry Guide 7 in considering whether to capitalize mining costs.. At December 31, 2005, Ivanhoe Mines Ltd. ("Ivanhoe Mines") did not have reserves on any of the deposits at the Oyu Tolgoi project and therefore all exploration costs were expensed. The only

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costs  capitalized as at December 31, 2005 were those relating to machinery and equipment and fixed assets that were purchased during the year.

On January 30, 2006, Ivanhoe Mines announced reserve estimates for the open-pit southern part of the Oyu Tolgoi project. When this deposit is developed, Ivanhoe Mines Ltd. will commence capitalizing mining costs in line with requirements of SEC Industry Guide 7.

Currently in 2006, all mining costs associated with the other deposits at Oyu Tolgoi are being expensed in line with SEC Industry Guide 7. When reserves are achieved Ivanhoe Mines will then commence capitalizing mining costs.

Accordingly,  we do not believe that the requested  expanded  disclosure  would
provide   material   information  to  investors  and  users  of  the  financial statements.


NOTE 2(K1 - REVENUE RECOGNITION, PAGE 64

3. WE NOTE YOU DISCLOSE THAT YOUR REVENUE FROM COPPER CATHODE INCLUDES PROVISIONAL PRICING ARRANGEMENTS ACCOUNTED FOR AS EMBEDDED DERIVATIVE
     INSTRUMENTS UNDER SFAS 133. PLEASE EXPAND YOUR DISCLOSURE TO PROVIDE FURTHER DETAIL AS TO THE NATURE OF THE PRICING ARRANGEMENTS AND YOUR ACCOUNTING FOR THE ARRANGEMENTS AS EMBEDDED DERIVATIVES.

RESPONSE:

The Joint Venture sells its copper cathode with pricing being based on LME Grade - A Copper Cash Settlement Prices averaged during the second calendar month following the contractual month of shipment. Revenues are recorded under these contracts at the time title passes to the buyer based on the forward price for the settlement period. The contract provides for a provisional payment based upon provisional assays and the previous months quoted metal copper price. We have determined that these arrangements give rise to an embedded derivative, represented by the modification in cash flows arising from the change in price during the period from the date of sale to the settlement period.

At December 31, 2005, Ivanhoe Mines' 50% share of the Joint Venture's "Accounts Receivable" balance in the Share of Net Assets table on page 74 of the 40-F includes an amount of $319,932 in relation to this embedded derivative. Under FAS 133, paragraph 12, the embedded derivative is not required to be separated from the host contract, since the economic characteristics and risks of the embedded derivative instrument is clearly and closely related to the economic characteristics and risks of the host contract.

The revenue recognition policy in Note 2, page 64 of the 40-F, relates solely to the Joint Venture in Myanmar (Note 4). As the Joint Venture is accounted for under the equity method, only summary disclosure of the provisional pricing arrangements was provided in the 40-F.



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In future  filings  to reflect  the Staffs  comments,  the  disclosure  will be expanded to discuss the nature of the pricing arrangements and the accounting for the arrangements as embedded derivatives.


NOTE 4 - INVESTMENT IN JOINT VENTURE, PAGE 72

4. WE NOTE YOU DISCLOSE THAT YOU HAVE A DIFFERENCE OF OPINION WITH THE MYANMAR TAX AUTHORITIES ON A COMMERCIAL TAX ISSUE, BUT THAT IF THE MYANMAR GOVERNMENT'S POSITION ON THIS ISSUE PREVAILS, YOUR NET ESTIMATED COMMERCIAL TAX LIABILITY AT DECEMBER 31,2005 WOULD TOTAL APPROXIMATELY $11.2 MILLION. PLEASE EXPAND YOUR DISCLOSURE TO INDICATE THE EXTENT TO WHICH YOU ACCRUED FOR THIS POTENTIAL TAX LOSS.

RESPONSE:

The $11.2 million potential commercial tax liability was fully accrued by Ivanhoe Mines Ltd. This $11.2 million accrual is included in Ivanhoe Mines' 50% share of the Joint Venture's "Other Liabilities" balance in the Share of Net Assets table on page 74 of the 40-F.

Disclosure contained in Ivanhoe Mines' June 30, 2006 financial statements filed under Form 6-K on August 16,2006 states:

         EXCERPT OF Note 4 - INVESTMENT IN JOINT VENTURE
         During the second quarter, JVCo paid $8.1 million (net $4.0 million to Ivanhoe Mines) in commercial tax on export sales, which was previously accrued, to the Myanmar tax authorities for tax claimed retroactively for the period January 1, 2003 to March 31, 2004. At June 30, 2006, JVCo's accounts payable balance included $22.4 million (net $11.2 million to Ivanhoe Mines) in commercial tax for the period April 1,2004 to June 30,2006. JVCo believes that the tax provisions in the S&K mine joint venture agreement clearly exempt the mine's copper exports from all tax of a commercial tax nature and therefore it has lodged an appeal with the tax authorities regarding the application of this tax.

Ivanhoe Mines respectfully submits that, because the requested disclosures have been made and will continue to be made, if material, going forward, that investors will not benefit by having expanded disclosure regarding these matters in an amended 40-F.


NOTE 5 - CASH AND CASH EQUIVALENTS, PAGE 75

5. WE NOTE YOU DISCLOSE THAT ASIA GOLD'S AND JINSHAN'S CASH AND CASH EQUIVALENT BALANCES WERE NOT AVAILABLE FOR YOUR GENERAL CORPORATE PURPOSES. PLEASE TELL US WHETHER THESE CASH BALANCES REPRESENT RESTRICTED CASH. NOTE THAT RESTRICTED CASH SHOULD BE SEPARATELY DISCLOSED FROM CASH AND CASH EQUIVALENTS ON THE FACE OF THE BALANCE SHEET AND SHOULD NOT BE INCLUDED IN THE CASH TOTAL IN THE STATEMENT OF CASH FLOWS. REFER TO RULE 5-02(1) OF REGULATION S-X FOR ADDITIONAL GUIDANCE.


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RESPONSE:

Asia Gold's and Jinshan's cash and cash equivalents balances do not represent restricted cash under Rule 5-02(1) of Regulation S-X. Ivanhoe Mines Ltd. at December 31, 2005, was not legally restricted from accessing these cash and cash equivalents balances as it had control over and consolidated these subsidiaries. However, as Asia Gold and Jinshan are publicly traded companies, Ivanhoe Mines Ltd. included this disclosure to provide users of the financial statements with more clarity as to the cash position of Ivanhoe Mines and those controlled publicly traded companies that are included in its consolidated financial statements. We acknowledge the Staffs comment and we will revisit this disclosure in future filings.


NOTE 8 - LONG TERM INVESTMENTS, PAGE 76

6. WE NOTE YOU DISCLOSE IN FOOTNOTE (A) THAT IN CONSIDERATION FOR THE RESTRUCTURING OF CERTAIN JOINT VENTURE PARTICIPATING ARRANGEMENTS, JINSHAN ISSUED TO YOU 2.5 MILLION COMMON SHARES WITH A FAIR VALUE OF $3.248 MILLION, AND THAT YOU RECORDED THIS AMOUNT IN YOUR INCOME STATEMENT AS A RECOVERY OF PRIOR EXPLORATION EXPENSES. PLEASE EXPAND YOUR DISCLOSURE TO CLARIFY THE NATURE OF THIS RESTRUCTURING, AND EXPLAIN WHY YOU DID NOT HAVE TO PROVIDE ANY CONSIDERATION IN EXCHANGE, IF TRUE.

RESPONSE:

In 2004, Ivanhoe Mines accounted for Jinshan as an equity investment. At that time, it provided a detailed discussion of Jinshan and its operations under "Description of the Business" in its 2004 40-F which was filed with the
Commission. Further information regarding the valuation of the Jinshan investment was disclosed in Note 9 (a) of the financial statements, including information regarding impairment in the value of the investment. In December 2005 when Ivanhoe Mines' ownership interest in Jinshan increased to 53%, Jinshan became a subsidiary of Ivanhoe Mines and was no longer treated as an equity investment. Ivanhoe Mines concluded that the disclosure provided in the 2005 40-F regarding the treatment of Jinshan as an equity investment in its December 31, 2004 financial statements was adequate as Jinshan was now a consolidated subsidiary.

Clarification of the nature of the restructuring is as follows:

     o In May 2002, Jinshan granted Ivanhoe Mines Ltd., for a period of ten years, the first right of refusal to participate in any mineral property interest acquired in China by Jinshan. For each new project, Ivanhoe Mines and Jinshan would make equal contributions on the first $1 million expenditure per project. Thereafter, Jinshan would retain a carried interest in the project through to development. On April 20, 2004, Ivanhoe and Jinshan entered into a definitive agreement to restructure their May 2002 mineral exploration and development joint venture. This agreement reduced from 80% to 50% Ivanhoe Mines' maximum earn-ins on


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         Jinshan's  interests  in  its  most  significant  projects  in  China;
         including the 217 Gold Project in Inner Mongolia  Region,  the Dandong
         (QCZ) Gold Project in Liaoning Province, and the IBS Platinum and Palladium development and exploration projects in Yunnan Province.

     o In April, 2004, Ivanhoe Mines reimbursed Jinshan a total of $2.3 million representing 50% of expenditures incurred to date on these three projects. Ivanhoe Mines retained the right to earn up to 80% of the available interest in any new projects acquired by Jinshan in China (excluding properties acquired by Jinshan in Anhui and Liaoning provinces), under terms similar to those announced in June, 2002. The revised agreement also contained a mutual non-compete clause, whereby Jinshan agreed not to compete for any new mineral properties in Inner Mongolia Region and Ivanhoe Mines undertook not to compete for any new mineral properties in Liaoning Province.

     o In addition, Ivanhoe Mines transferred to Jinshan 50% of its interest in the Shuteen exploration license in southern Mongolia. Ivanhoe Mines acquired the right to earn an 80% interest in Shuteen in early 2002 by undertaking to complete a $1.5 million exploration program before December 31, 2004. In April 2004, Ivanhoe Mines had spent approximately $1.4 million on the project.

     o   In consideration for this transaction, Jinshan issued to Ivanhoe Mines
         2.5 million common shares with a fair value of $3,247,476, as reimbursement for prior exploration costs, including property payments. Ivanhoe Mines expenses all exploration costs in line with SEC Industry Guide 7 and as a result, all such costs incurred on these properties had been expensed. Therefore, the receipt of the shares was recorded as a recovery of previously incurred exploration expenses.

We respectfully submit, for the reasons noted above, that expanded disclosure relating to a 2004 equity investment which is now a consolidated subsidiary of Ivanhoe Mines would not result in meaningful information to investors and users of the financial statements. We further submit that from the perspective of Ivanhoe Mines and its certifying officers, additional disclosure was not material.


EXHIBIT 23.1 - CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

7. WE NOTE THAT YOUR AUDITORS REFER ONLY TO YOUR FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 IN THE CURRENT CONSENT. THE REQUIREMENTS OF GENERAL INSTRUCTION D.9 TO FORM 40-F WOULD ORDINARILY REQUIRE THAT YOU OBTAIN A CONSENT REFERENCING ALL PERIODS OF YOUR FINANCIAL STATEMENT COVERED BY THE AUDIT.

RESPONSE:

We agree, as do our auditors, with your observation that our auditors refer only to our financial statements for year ended December 31, 2005 in the current consent. We respectfully submit that Deloitte & Touche LLP consent to the use in the 40-F for the


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year ended  December  31, 2005 of their audit  report dated March 30, 2006 (the
"Audit Report"). The Audit Report provides an opinion on the financial position of Ivanhoe Mines as at December 31, 2005 and 2004 and the results of operations and cash flows for the two years ended December 31, 2005. We believe, as do our auditors Deloitte & Touche LLP, that the consent references all periods covered by the audit through specific reference to the Audit Report.


ENGINEERING COMMENTS

GLOSSARY OF GEOLOGIC AND MINING TERMS, PAGE 7

8. AS YOU HAVE UTILIZED THE TERMS PRELIMINARY ASSESSMENT, PRELIMINARY AND PRE-FEASIBILITY, AND FEASIBILITY STUDY IN YOUR FILING, IT WOULD BE HELPFUL TO HAVE THESE DEFINED IN YOUR GLOSSARY.

RESPONSE:

As the terms noted above are commonly used and understood terms in the mining industry they were not considered material for inclusion in the glossary. In addition, we believe sufficient clarity exists in the 40-F filing regarding the use of the terms.

The definition of the terms as utilized in our 40-F are set forth in the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects December 2005.

In future filings, to reflect the Staffs comments, we will include definitions of these terms in our glossary.


DESCRIPTION OF THE BUSINESS, PAGE 24

GENERAL

9. UNDER GENERAL INSTRUCTION D (9) OF THE FORM 40-F GUIDANCE, YOU ARE REQUIRED TO OBTAIN AND ATTACH A CONSENT FORM FROM ALL THIRD PARTY ENGINEERS INVOLVED IN PREPARING THE ESTIMATES THAT YOU DISCLOSE. PLEASE AMEND YOUR FILING TO COMPLY WITH THIS GUIDANCE.

RESPONSE:

We acknowledge our obligation under General Instruction D(9) of the 40-F that "if any ... engineer or appraiser ... is named as having prepared or certified any part of the ... annual report ... the written consent of such person shall be filed", but respectfully submit that the consents of all such persons have been filed as Exhibits 23.2, 23.3, 23.4, 23.5 and 23.6 to the 40-F. While our AIF names individuals at AMEC Americas Ltd., GRD Minproc Ltd. and Norwest
Corporation that were principally responsible for the work to support their firm's assessment of the reserves estimated, it is the engineering firm itself


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that  prepares and issues the report on and  certification  of the reserves and is, in our view, the party required to deliver the consent under General Instruction D(9). Where the party preparing and issuing the report and certification is an individual -- for instance Steven B. Kerr in connection with Nariin Sukhait, a consent from that individual has been included as an Exhibit to the 40-F.


SOUTHERN OYU RESOURCES, PAGE 35

10. WE NOTE IN CALCULATING THE SOUTHERN OYU DEPOSITS, YOU USED A CUTOFF GRADE OF 0.30 PERCENT COPPER EQUIVALENT (CU-EQ.), IN CONTRAST TO THE OVERALL OYU TOLGOI RESOURCE ESTIMATE OF 0.60 PERCENT CU-EQ. DISPLAYED ON PAGE 33 AND THE HUGO RESOURCES WHICH ALSO USE A CUTOFF GRADE ESTIMATE OF 0.60 PERCENT CU-EQ. AS FOUND ON PAGES 36-38. PLEASE PROVIDE AN EXPLANATION FOR THIS VARIANCE.

RESPONSE:

The Mineral Resource has been tabulated using the test of "REASONABLE PROSPECTS FOR ECONOMIC EXTRACTION" from the definition of mineral resource as defined in NI 43-101, but uses a generalized cutoff and to remain consistent with previous reporting. The copper equivalent percentages that were selected for tabulation of the Mineral Resource were 0.3% copper equivalent for the open pit Southern Oyu deposit and 0.6% copper equivalent for the underground Hugo Dummett deposit.

The Southern Oyu and Hugo Dummett deposits are separate deposits that are expected to be mined using different mining methods. The tables of quantities in the Mineral Resource statements for each assume different cut-off grades will apply because of the different methods.

On page 34 in the Total Oyu Tolgoi Project Resources the higher of the two cut-off grades was used to combine the tonnages as it is considered that this was a more conservative approach.


11. THE DISCLOSURE THAT YOU PROVIDE IN FOOTNOTE 3 ON PAGE 36 INDICATES THAT IN CALCULATING THE COPPER EQUIVALENT (CU-EQ.) METRICS YOU ASSUMED METAL PROCESS OF U.S. $1.15/LB. FOR COPPER AND U.S. $450/oz FOR GOLD, USING THE EQUATION %CU-EQ. = %CU + AU (G/T) X (11.25/17.64). HOWEVER, THIS FORMULA APPEARS TO YIELD PRICES OF U.S. $0.80 FOR COPPER AND U.S. $350 FOR GOLD, RATHER THAN THE AMOUNTS STATED IN THE FILING.

     PLEASE CONFIRM THAT THIS COPPER EQUIVALENT ESTIMATE WAS PREPARED WITH THE LATTER PARAMETERS, I.E. USING A U.S. $0.80 COPPER PRICE AND U.S. $350 GOLD PRICE, AS WOULD BE CONSISTENT WITH YOUR PAST REPORTING PRACTICES; AND THAT THE OTHER PRICES, I.E. U.S. $1.15/LB. FOR COPPER AND UJS. $450/OZ FOR GOLD, WERE USED AS THE REVENUE INPUT FOR THE FLOATING CONE ALGORITHM THAT DESIGNATED MATERIAL WITHIN THE FLOATING CONE, IF TRUE.


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RESPONSE:

We confirm that the copper equivalent estimate was prepared using a U.S. $0.80 copper price and U.S. $350 gold price. This was consistent with our past reporting practices. The footnote on page 36 should have read US$0.80/lb Cu and US$350/oz Au. Ivanhoe Mines does not consider this error to be materially misleading, but will correct the disclosure in all our future filings.


SOUTHERN OYU MINERAL RESERVES - JANUARY 2006. PAGE 38

12. WE NOTE THAT YOU HAVE UTILIZED AS KEY PARAMETERS IN DETERMINING THE QUANTITIES OF MINERAL RESERVES THE BLOCK VALUE NET SMELTER RETURN (NSR) CUT-OFF GRADES OF US$3.54 PER TONNE FOR SOUTHWESTERN OYU AND US$3.39 PER TONNE FOR CENTRAL OYU, WHICH ARE APPROXIMATELY EQUAL TO 0.28 PERCENT COPPER EQUIVALENT (CU-EQ.). HOWEVER, BASED ON THE INFORMATION INCLUDED IN THE JANUARY 2006 SOUTHERN OYU OPEN PIT TECHNICAL REPORT PREPARED BY GRDMINPROC, WHICH IS POSTED ON SEDAR AND REFERENCE IN YOUR FILING, IT APPEARS YOU HAVE NOT REFLECTED THE COSTS OF MINING, PROCESSING OR ADMINISTRATION IN YOUR NSR VALUES.

     GIVEN THAT THE MAJORITY OF THE MATERIALS MINED UTILIZE A HIGHER CUTOFF NSR COST (US$10 PER TONNE AND US$5 PER TONNE), AND THAT YOU ONLY CONSIDERED THE NSR COSTS-INCURRED TO PROCESS THE CONCENTRATE AFTER THE MATERIAL LEAVES THE MINE SITE (I.E. COSTS SIMILAR TO THE MOST COMMONLY REFERENCED "OPTIMUM' OR 'MARGINAL' CUTOFF GRADES OR VALUES), IT APPEARS YOUR METHOD WOULD YIELD DIFFERENT RESERVE QUANTITIES THAT IF YOU WERE TO FULLY CONSIDER THE ECONOMIC THE ECONOMIC ASPECTS OF OPERATING THE MINE.

     PLEASE SUBMIT A SCHEDULE SHOWING THAT PORTION OF YOUR RESERVE ESTIMATES THAT WOULD BE APPROPRIATELY CONSIDERED ECONOMICAL TO PRODUCE; AS WELL AS ANY ADDITIONAL INFORMATION THAT YOU BELIEVE WOULD BE HELPFUL IN UNDERSTANDING YOUR APPROACH. TELL US WHY YOU DISCLOSE CUTOFF GRADES AS NSR COSTS INSTEAD OF COPPER EQUIVALENT WEIGH PERCENTAGES.

RESPONSE:

Below we have included a discussion of factors that we have considered in developing our approach together with the requested schedules.

CUT-OFF GRADES

The cut-off grades used for preparing the Southern Oyu open pit designs and reporting the Mineral Reserve are the same as those described by the Society for Mining, Metallurgy, and Exploration, Inc. (SME), in the publication on Surface Mining. In Section 5 Planning and Design of Surface Mines the cut-off grades are described.
(http://books.smenet.org/surfmin2nded/sm-ch05-sc01-ssoo-bod.cfm)


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The following is an extract from the SME publication:

     "CUT-OFF GRADE

     AS STATED BY TAYLOR (1972), A "CUT-OFF GRADE IS ANY GRADE THAT FOR ANY SPECIFIED REASON IS USED TO SEPARATE ANY TWO COURSES OF ACTION." THE REASON USED IN SETTING A CUT-OFF GRADE USUALLY INCORPORATES THE ECONOMIC CHARACTERISTICS OF THE PROJECT.

     WHEN MINING, THE OPERATOR MUST MAKE A DECISION AS TO WHETHER THE NEXT BLOCK OF MATERIAL SHOULD BE MINED AND PROCESSED; MINED AND STOCKPILED; MINED (TO EXPOSE ORE) AND SENT TO THE WASTE DUMP; OR NOT MINED AT ALL. THE GRADE OF THE BLOCK IS USED TO MAKE THIS DECISION.

     FOR ANY BLOCK TO BE DELIBERATELY MINED, IT MUST PAY FOR THE COSTS OF MINING, PROCESSING, AND MARKETING. THE GRADE OF MATERIAL THAT CAN PAY FOR THIS BUT FOR NO STRIPPING IS THE BREAKEVEN MINING CUT-OFF GRADE.

     A SECOND CUT-OFF GRADE CAN BE USED FOR BLOCKS THAT ARE BELOW THE MINING CUT-OFF GRADE AND WOULD NOT BE MINED FOR THEIR OWN VALUE. THESE BLOCKS MAY BE MINED AS WASTE BY DEEPER ORE BLOCKS. THE COST OF MINING THESE BLOCKS IS PAID FOR BY THE DEEPER ORE. THE FINAL DESTINATION OF THESE BLOCKS IS THEN ONLY INFLUENCED BY COSTS FOR THE BLOCKS ONCE THEY HAVE BEEN MINED. THE BLOCKS CAN BE PROCESSED AT THIS POINT IF THEY CAN PAY FOR JUST THE PROCESSING AND MARKETING COSTS. BECAUSE THE REVENUE FOR THE BLOCK DOES NOT NEED TO COVER THE MINING COST, THE MILLING CUT-OFF GRADE IS LOWER THAN THE MINING CUT-OFF GRADE."

The breakeven cut-off grade has been used to define the shape of the open pit. This methodology is described in the Technical Report sections on pit optimization and pit design.

The second cut-off grade referred to above, is called the milling cut-off grade. It is the milling cut-off grade that has been used to define the Mineral Reserve cut-off grade. The milling cut-off grade occurs at the point where the milling cost is equal to the revenue from the ore block.

The milling cost is the processing cost plus G&A cost. It is necessary to have different cut-off grades for Southwest Oyu and for Central Oyu as the ore types in the Southern Oyu deposit have different processing costs. For Southwest Oyu, cut-off it is estimated to be $3.54/t of ore and for Central it is estimated to be $3.39/t ore.

NET SMELTER RETURN

The Mineral Reserve cut-off grade has been reported in units of Net Smelter Return (NSR). The revenue for a block of ore is the NSR. The NSR is the revenue paid for the concentrate at the "mine gate." The NSR calculation excludes costs for mining, process, and general and administration. NSR is calculated as the in-situ values after allowances have been made for:

     o   Recovery to concentrate

     o   Smelter deductions
     o   Concentrate transport
     o   Smelter treatment and refining charges
     o   Impurities
     o   Royalties.

COPPER EQUIVALENT

The industry standard definition for copper equivalent is calculated from the ratio of metal prices. In performing our calculations, we have considered a presentation by personnel from the British Columbia Securities Commission and Ontario Security Commission - "Good Disclosure Practices Under NI43-101", 4 March 200, which states that: GOLD AND COPPER EQUIVALENT CALCULATIONS REFLECT GROSS METAL CONTENT AND HAVE NOT BEEN ADJUSTED FOR METALLURGICAL RECOVERIES.

We believe that, the NSR is the preferred method for determining cut-off grades as the copper equivalent percentages are based on metal prices only

PRODUCTION SCHEDULING

The cut-off grades of NSR$10.00/t and NSR$5.00/t are used to split the Mineral Reserve for production scheduling purposes. In order to allow higher grade material to be presented to the plant ahead of lower grade material the NSR$10.00A and NSR$5.00/t have been used. Material below NSR$5.00/t and above milling cut-off grades Southwest Oyu $3.54/t and for Central Oyu $3.39/t ore is stockpiled and then treated in the later years of the production schedule.

Mineral Reserve Statement

The Mineral Reserve has been reported under the NI 43 101 guidelines. The key parameters in determining the Mineral Reserve are:

     o   Metal prices of $400/oz Au and $1.00 /lb Cu
     o Block value NSR cut-off grades of $3.54/t for Southwest and $3.39/t for Central

     Table 1.   Southern Oyu Mineral Reserve 25 January 2006

           ---------------------------------------------------------------------
           CLASS      ORE     NSR $/T     CU     AU G/T   RECOVERED    RECOVERED
                      KT                  %                 CU MLB        AU KOZ
           ---------------------------------------------------------------------
           PROVEN     127       15.91   0.58      0.93        1,451        2,833
           PROBABLE   803        7.96   0.48      0.27        7,431        4,768
           ---------------------------------------------------------------------
           TOTAL      930        9.05   0.50      0.36        8,882        7,601
           ---------------------------------------------------------------------

The financial analysis presented in the Technical Report includes all capital and operating costs estimated for the project and demonstrates that the Mineral Reserve is economically feasible. The processing schedule shown in the Technical Report is the Mineral Reserve Schedule below. In the processing schedule the entire 930 Mt in the Mineral Reserve is processed.

TABLE 1.     PROCESSING SCHEDULES YEAR 1 TO 11

Note: Minor figure differences may occur due to rounding errors.

---------------------------------------------------------------------------------------------------------------
Domain   Ore Type      Total/Year      1      2      3      4      5      6      7      8      9      10     11
---------------------------------------------------------------------------------------------------------------
SW           1   kt       709,570 25.135 31,025 31,025 31,025 29,576 26,225 18,297 17,313  7,661  12,659  9.240
---------------------------------------------------------------------------------------------------------------
                 NSR $/t     9.13  10.05  17.17   9.63  14.99  10.11  14.67  15.68   7.50   7.95    4.27   6.73
                 Cu %        0.44   0.50   0.60   0.47   0.69   0.57   0.65   0.65   0.43   0.44    0.28   0.43
                 Au g/t      0.42   0.45   1.04   0.44   0.82   0.34   0.70   0.80   0.27   0.31    0.14   0.19
                 ----------------------------------------------------------------------------------------------
                 Conc kt   11.246 447.05 640.42 535.83 664.22 573.14 572.93 401.12 255.61 114.51  135.15 128.30
                 ----------------------------------------------------------------------------------------------
                 Con Cu%    24.57  24.88  25.70  23.99  24.69  26.11  26.41  26.57  25.00  25.00   22.11  27.51
                 Con Au g/t 19.14  17.83  38.16  18.38  28.55  12.24  23.89  27.21  12.25  14.21    8.05   8.63
                 Con As     1,949    591    432    785    558  1,530  1,757  1,520  2,227  1,859   1,887  1,328
                 Con Ag     38.62  37.94  41.71  37.78  43.64  42.95  48.13  51.74  40.54  36.55   35.92  34.25
                 ----------------------------------------------------------------------------------------------
                 Copper Mlb 6,093    245    363    283    362    330    334    235    141     63      66     78
                 Gold koz   6,921    256    786    317    610    226    440    351    101     52      35     36
---------------------------------------------------------------------------------------------------------------
Central      2   kt        20,461      -      -      -      -  1,666  4,564  5,929  1,539    866   1,023    196
---------------------------------------------------------------------------------------------------------------
                 NSR $/t     8.46      -      -      -      -  11.81  12.10   8.00   8.00   7.27    4.28   7.44
                 Cu %        1.02      -      -      -      -   1.28   1.29   0.98   0.98   0.93    0.70   0.94
                 Au g/t      0.08      -      -      -      -   0.08   0.10   0.08   0.08   0.06    0.07   0.08
                 ----------------------------------------------------------------------------------------------
                 Conc kt      701      -      -      -      -  80.37 222.33 192.47  49.75  25.55   17.53   5.92
                 ----------------------------------------------------------------------------------------------
                 Con Cu%    19.00      -      -      -      -  19.00  19.00  19.00  19.00  19.00   19.00  19.00
                 Con Au g/t  0.42      -      -      -      -   0.24   0.57   0.37   0.47   0.39    0.62   0.33
                 Con As     4,818      -      -      -      -  4,774  4,187  4,859  4,916  5,123   5,541  5,246
                 Con Ag         -      -      -      -      -      -      -      -      -      -       -      -
                 ----------------------------------------------------------------------------------------------
                 Copper M1b   294      -      -      -      -     34     93     81     21     11       7      2
                 Gold koz       9      -      -      -      -      1      4      2      1      0       0      0
---------------------------------------------------------------------------------------------------------------
Central      3   kt       129,658      -      -      -      -      -    675  6,694 11,037 18,982  12,658 17,626
---------------------------------------------------------------------------------------------------------------
                 NSR $/t     8.56      -      -      -      -      -   9.63   8.88   7.84   9.19   13.51   7.75
                 Cu %        0.68      -      -      -      -      -   0.78   0.69   0.64   0.71    0.95   0.64
                 Au g/t      0.12      -      -      -      -      -   0.10   0.13   0.10   0.14    0.24   0.10
                 ----------------------------------------------------------------------------------------------
                 Conc kt    3,878      -      -      -      -      -  23.67 204.23 308.03 592.27  548.55 493.77
                 ----------------------------------------------------------------------------------------------
                 Con Cu%    20.00      -      -      -      -      -  20.00  20.00  20.00  20.00   20.00  20.00
                 Con Au g/t  2.12      -      -      -      -      -    125   2.52   1.68   2.81    4.25   1.35
                 Con As     6,863      -      -      -      -      -  4,689  6,640  7,690  5,843   4,376  6,494
                 Con Ag         -      -      -      -      -      -      -      -      -      -       -      -
                 ----------------------------------------------------------------------------------------------
                 Copper M1b 1,710      -      -      -      -      -     10     90    136    261     242    218
                 Gold koz     264      -      -      -      -      -      1     17     17     54      75     21
---------------------------------------------------------------------------------------------------------------
Central      4   kt        70,512      -      -      -      -     39    408  2,352  3,556  7,639   7,926  7,808
---------------------------------------------------------------------------------------------------------------
                 NSR $/t     9.28      -      -      -      -   9.19  12.83   7.55   8.52  10.21   12.04   8.06
                 Cu %        0.56      -      -      -      -   0.68   0.90   0.52   0.52   0.59    0.67   0.52
                 Au g/t      0.27      -      -      -      -   0.06   0.15   0.14   0.26   0.35    0.43   0.21
                 ----------------------------------------------------------------------------------------------
                 Con ckt    1.467      -      -      -      -   0.99  13.88  44.78  67.30 166.57  198.70 147.52
                 ----------------------------------------------------------------------------------------------
                 Con Cu%    24.00      -      -      -      -  24.00  24.00  24.00  24.00  24.00   24.00  24.00
                 Con Au g/t  8.63      -      -      -      -   1.68   3.14   4.63   9.06  10.56   11.57   7.12
                 Con As     2,899      -      -      -      - 11,612  3,915  4,037  2,955  1,881   1,844  2,556
                 Con Ag     0.09       -      -      -      -      -      -      -      -      -       -      -
                 ----------------------------------------------------------------------------------------------
                 Copper M1b   776      -      -      -      -      1      7     24     36     88     105     78
                 Gold koz     407      -      -      -      -      0      1      7     20     57     74      34
---------------------------------------------------------------------------------------------------------------
All Central      kt       220,631      -      -      -      -  1,705  5,647 14.975 16,131 27,487  21,607 25,630
---------------------------------------------------------------------------------------------------------------
                 NSR $/t     8.77      -      -      -      -  11.75  11.86   8.32   8.01   9.41   12.54   7.84
                 Cu %        0.67      -      -      -      -   1.26   1.20   0.78   0.64   0.68    0.84   0.61
                 Au g/t      0.16      -      -      -      -   0.08   0.10   0.11   0.14   0.20    0.30   0.13
                 ----------------------------------------------------------------------------------------------
                 Conc kt    6,047      -      -      -      -     81    260    441    425    784     765    647
                 ----------------------------------------------------------------------------------------------
                 Con Cu%    20.85      -      -      -      -  19.06  19.36  19.97  20.52  20.82   21.02  20.90
                 Con Au g/t  3.50      -      -      -      -   0.25   0.77   1.80   2.70   4.38    6.06   2.65
                 Con As     5,664      -      -      -      -  4,857  4,218  5,600  6,616  4,978   3,746  5,585
                 Con Ag     0.00       -      -      -      -      -      -      -      -      -       -      -
                 ----------------------------------------------------------------------------------------------
                 Copper Mlb 2.780      -      -      -      -     34    111    194    192    360     354    298
                 Gold koz     681      -      -      -      -      1      6     26     37    110     149     55
---------------------------------------------------------------------------------------------------------------
All OP Ore       kt       930,201 25,135 31,025 31,025 31,025 31,281 31,872 33,271 33,445 35,148  34,266 34,869
---------------------------------------------------------------------------------------------------------------
                 NSR $/t     9.04  10.05  17.17   9.63  14.99  10.20  14.17  12.37   7.74   9.09    9.48   7.55
                 Cu %        0.50   0.50   0.60   0.47   0.59   0.61   0.74   0.71   0.54   0.63    0.63   0.56
                 Au g/t      0.36   0.45   1.04   0.44   0.82   0.32   0.60   0.49   0.21   0.22    0.24   0.14
                 ----------------------------------------------------------------------------------------------
                 Conc kt   17.323    447    640    536    664    571    682    961    660    921   1.173    447
                 ----------------------------------------------------------------------------------------------
                 Con Cu%    23.23  24.88  25.70  23.99  24.69  25.33  25.47  22.06  22.96  21.31   20.98  24.88
                 Con Au g/t 13.65  17.83  38.16  18.38  28.55  12.52  20.61  11.73   6.75   5.32    4.94  17.83
                 Con As     3,777    666    485    886    627  1,550  2,252  4,961  4,891  4,989   4,853    666
                 Con Ag     39.03  37.94  41.71  37.78  43.64  41.31  44.93  38.61  42.26  43.75   41.52  37.94
                 ----------------------------------------------------------------------------------------------
                 Copper M1b 8,872    245    363    283    362    319    383    467    334    433     543    245
                 Gold koz   7,600    256    786    317    610    230    452    362    143    158     186    256
---------------------------------------------------------------------------------------------------------------

Table 2.     Processing Schedules Year 12 to 30

Note: Minor figure differences occur due to rounding errors

------------------------------------------------------------------------------------------------------------------
Domain   Ore Type      Total/Year      1      2      3      4      5      6      7      8      9       10       11
------------------------------------------------------------------------------------------------------------------
SW           1   kt       709,570 21,139 31,025 31,025 31,025 28,050 18,961 27,371 26,677 25,706  110,547   18,864
------------------------------------------------------------------------------------------------------------------
                 NSR $/t     9.13   6.85   7.18   7.36   7.79  10.66  11.83   4.29   4.26   4.29     7.58     9.34
                 Cu %        0.44   0.43   0.44   0.43   0.42   0.46   0.48   0:27   0.27   0.27     0.44     0.37
                 Au g/t      0.42   0.20   0.22   0.26   0.33   0.57   0.67   0.16   0.16   0.15     0.26     0.55
                 -------------------------------------------------------------------------------------------------
                 Con ckt   11,246 323.55 506.21 489.95 471.67 471.81 318.56 282.22 275.36 266.46 1,758.34 1,613.55
                 -------------------------------------------------------------------------------------------------
                 Con Cu%    24.57  24.92  24.13  24.19  24.16  24.01  24.28  22.63  22.51  22.75    24.57    23.89
                 Con Au g/t 19.14   8.52   8.72  10.91  14.79  24.53  29.70  9.56    9.45   9.20    11.08    29.55
                 Con As     1,949  2,537  3,670  2,226  1,392   913   1,094  2,581   2.81  2,510    3,732    1,864
                 Con Ag     38.62  35.91  38.79  37.36  33.17  40.42  43.43  33.20  33.16  32.83    33.72    37.82
                 -------------------------------------------------------------------------------------------------
                 Copper Mlb 6,093    178    269    261    251    250    171    141    137    134      953      850
                 Gold koz   6,921     89    142    172    224    373    304     87     84     79      627    1,533
------------------------------------------------------------------------------------------------------------------
Central      2   kt        20,461     96      -      -      -     29    316    985    828    889      827      708
------------------------------------------------------------------------------------------------------------------
                 NSR $/t     8.46   7.44      -      -      -   7.44   5.38   4.31   4.50   5.64     8.46     5.24
                 Cu %        1.02   0.94      -      -      -   0.94   0.78   0.70   0.72   0.81     1.03     0.78
                 Au g/t      0.08   0.08      -      -      -   0.08   0.07   0.06   0.06   0.07     0.06     0.06
                 -------------------------------------------------------------------------------------------------
                 Conc kt      701   2.91      -      -      -   0.88   6.82  17.13  14.98  20.32    28.75    15.12
                 -------------------------------------------------------------------------------------------------
                 Con Cu%    19.00  19.00      -      -      -  19.00  19.00  19.00  19.00  19.00    19.00    19.00
                 Con Au g/t  0.42   0.33      -      -      -   0.33   0.49   0.42   0.51   0.33     0.01     0.23
                 Con As     4,818  5,246      -      -      -  5,246  5,420  6.240  5,509  5,540    5,786    6,495
                 Con Ag         -      -      -      -      -      -      -      -      -      -        -        -
                 -------------------------------------------------------------------------------------------------
                 Copper Mlb   294      1      -      -      -      0      3      7      6      9       12        6
                 Gold koz       9      0      -      -      -      0      0      0      0      0        0        0
------------------------------------------------------------------------------------------------------------------
Central      3   kt       129,658  8.052      -      -      -  2,423  9,601  1,967  2,631  3,648   28,100    5,563
------------------------------------------------------------------------------------------------------------------
                 NSR $/t     8.56   7.45      -      -      -   7.45   7.28   4.46   5.64   7.03     8.86     5.17
                 Cu %        0.68   0.63      -      -      -   0.63   0.61   0.41   0.50   0.61     0.71     0.46
                 Au g/t      0.12   0.09      -      -      -   0.09   0.09   0.06   0.06   0.06     0.12     0.07
                 -------------------------------------------------------------------------------------------------
                 Conc kt    3,878 219.35      -      -      -  66.02 255.02  32.68  55.38  96.45   675.95   107.05
                 -------------------------------------------------------------------------------------------------
                 Con Cu%    20.00  20.00      -      -      -  20.00  20.00  20.00  20.00  20.00    20.00    20.00
                 Con Au g/t  2.12   1.11      -      -      -   1.11   1.08   0.51   0.54   0.40     2.00     0.68
                 Con As     6,863  6,761      -      -      -  6,761  6,908 10,146  9,693 10,874    7,589   13,614
                 Con Ag         -      -      -      -      -      -      -      -      -      -        -        -
                 -------------------------------------------------------------------------------------------------
                 Copper Mlb 1,710     97      -      -      -     29    112     14     24     43      386       47
                 Gold koz     264      8      -      -      -      2      9      1      1      1       56        2
------------------------------------------------------------------------------------------------------------------
Central      4   kt        70,512  3,482      -      -      -  1,048  4,277  1,347  1,657  1,720   23,517    3,736
------------------------------------------------------------------------------------------------------------------
                 NSR $/t     9.26   7.77      -      -      -   7.77   7.45   4.39   5.14   4.97    10.88     4.57
                 Cu %        0.56   0.50      -      -      -   0.50   0.48   0.31   0.37   0.36     0.65     0.31
                 Au g/t       037   0.20      -      -      -   0.20   0.19   0.09   0.09   0.08     0.32     0.11
                 -------------------------------------------------------------------------------------------------
                 Conc kt    1.467  63.66      -      -      -  19.16  75.18  14.79  21.91  22.29   569.01    41.77
                 -------------------------------------------------------------------------------------------------
                 Con Cu%    24.00  24.00      -      -      -  24.00  24.00  24.00  24.00  24.00    24.00    24.00
                 Con Au g/t  8.63   7.00      -      -      -   7.00   6.91   4.91   3.99   3.58     9.00     5.63
                 Con As     2,899  2,447      -      -      -  2,447  2,741  7,949  9,458  7,729    2,599    8,604
                 Con Ag      0.09      -      -      -      -      -      -      -      -      -        -     0.09
                 -------------------------------------------------------------------------------------------------
                 Copper Mlb   776     34      -      -      -     10     40      8     12     12      301       22
                 Gold koz     407     14      -      -      -      4     17      2      3      3      165       8
------------------------------------------------------------------------------------------------------------------
All Central      kt       220,631 11,631      -      -      -  3,500 14,193  4,299  5,115  6,257   52,445   10,008
------------------------------------------------------------------------------------------------------------------
                 NSR $/t     8.77   7.55      -      -      -   7.55   7.28   4.40   5.29   6.26     9.76     4.95
                 Cu %        0.67   0.59      -      -      -   0.59   0.58   0.45   0.49   0.57     0.69     0.43
                 Au g/t      0.16   0.12      -      -      -   0.12   0.12   0.07   0.07   0.07     0.21     0.08
                 -------------------------------------------------------------------------------------------------
                 Conc kt    6,047    286      -      -      -     86    337     65     92    139    1,474      164
                 -------------------------------------------------------------------------------------------------
                 Con Cu%    20.85  20.88      -      -      -  20.88  20.87  20.65  20.79  20.49    21.52    20.93
                 Con Au g/t  3.50   2.41      -      -      -   2.41   2.37   1.50   1.35   0.90     4.66     1.90
                 Con As     5,664  5,785      -      -      -  5,785  5,947  8,608  8,958  9,591    5,627   11,732
                 Con Ag      0.00      -      -      -      -      -      -      -      -      -        -     0.02
                 -------------------------------------------------------------------------------------------------
                 Copper M1b 2,780    132      -      -      -     40    155     29     42     63      699       76
                 Gold koz     681     22      -      -      -      7     26      3      4      4      221       10
------------------------------------------------------------------------------------------------------------------
All OP Ore       kt       930,201 32,770 31,025 31,025 31,025 31,550 33,154 31,670 31,792 31,964  162,992  128,872
------------------------------------------------------------------------------------------------------------------
                 NSR $/t     9.04   7.10   7.18   7.36   7.79  10.31   9.88   4.30   4.43   4.67     8.28     9.00
                 Cu %        0.50   0.49   0.44   0.43   0.42   0.47   0.51   0.29   0.30   0.33     0.52     0.37
                 Au g/t      0.36   0.17   0.22   0.26   0.33   0.52   0.43   0.15   0.14   0.14     0.24     0.51
                 -------------------------------------------------------------------------------------------------
                 Conc kt   17,323    609    506    490    472    558    656    347    368    406    3,232    1,777
                 -------------------------------------------------------------------------------------------------
                 Con Cu*    23.23  23.03  24.13  24.19  24.18  23.53  22.53  22.26  22.08  21.98    23.18    23.62
                 Con Au g/t 13.65   5.66   8.72  10.91  14.79  21.16  15.65   8.08   7.42   6.35     8.16    27.00
                 Con As     3,777  4,061  3,670  2,226  1,392  1,665  3,589  3,704  4,182  4,938    4,596    2,774
                 Con Ag     39.03  19.07  36.79  37.36  33.17  34.18  21.10  27.01  24.83  21.57    18.35    34.33
                 -------------------------------------------------------------------------------------------------
                 Copper Mlb 8,872    309    269    261    251    289    326    170    179    196    1,652      926
                 Gold koz   7,600    111    142    172    224    380    330     90     68     83      848    1,543
------------------------------------------------------------------------------------------------------------------

INTEGRATED DEVELOPMENT PLAN, PAGE 40

13. YOU STATE THE MIXED CONFIDENCE LEVELS OF THE STUDIES TO DATE ALLOW YOU TO CLASSIFY THE INTEGRATED DEVELOPMENT PLAN (IDP) AS A PRELIMINARY ASSESSMENT
     (PA). WE UNDERSTAND THAT FOR RESERVES TO BE DESIGNATED, A PRE-FEASIBILITY STUDY HAS TO BE COMPLETED UNDER THE REQUIREMENTS OF NATIONAL INSTRUMENT 43-101. PLEASE DESCRIBE FOR US THE SIMILARITIES AND RELATIVE ACCURACY LEVEL OF YOUR PRELIMINARY ASSESSMENT, COMPARED TO A PRELIMINARY FEASIBILITY STUDY. PLEASE ENSURE THAT THE RESERVE INFORMATION YOU DISCLOSE COMPLIES WITH THE ANNUAL INFORMATION FORM REQUIREMENTS UNDER CANADIAN LAW, AS THIS IS NECESSARY TO COMPLY WITH GENERAL INSTRUCTION B(3) OF THE FORM 40-F GUIDANCE.

RESPONSE:

The reserve information disclosed by Ivanhoe Mines complies with the annual information form requirements under Canadian law. These requirements include the disclosure of:

     o Mineral Resource and Mineral Reserve Estimates - The mineral resources and mineral reserves, if any, including

         (a) the quantity and grade or quality of each category of mineral resources and mineral reserves;

         (b) the key assumptions, parameters and methods used to estimate the mineral resources and mineral reserves; and

         (c) the extent to which the estimate of mineral resources and mineral reserves may be materially affected by metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political and other relevant issues.

     o The appropriate terminology as set out in, National Instrument 43-101 STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS, to describe mineral reserves and mineral resources based on a technical report, or other information, prepared by or under the supervision of a qualified person.

The Mineral Reserves were declared in the January 2006 Southern Oyu Mineral reserve Pre feasibility Study. This Technical Report is separate from the Integrated Development Plan.

The IDP was issued in September 2005 and was issued as a Preliminary Assessment and did not declare a Mineral Reserve.

MONYWA COPPER PROJECT, PAGE 58

14. GIVEN THE OPERATING HISTORY OF THE MINES IN THE MONYWA COPPER PROJECT, TELL US WHY YOU HAVE NOT DISCLOSED THE RESERVES ASSOCIATED WITH THESE OPERATING MINES.

RESPONSE:

 In assessing whether to disclose reserves associated with the Monywa Copper Project, Ivanhoe Mines considered the following factors:

     o We account for the joint venture as an equity investment and we are not the operator of the joint venture;

     o The mine operates in a country that is currently under economic sanctions from the US Government;

     o The joint venture has been in operation since 1997 and has had sustained production over several years and reserves have been disclosed in the past, most recently at December 31,2004;

     o There are operational issues associated with the joint venture resulting from a lack of supplies and equipment.

At the end of 2005 and in the first quarter of 2006, despite several years of operations, the financial survival of the mine was dependent on the resolution of factors disclosed on pages 58 to 60 of the 40-F and pages 28 to 30 of the MD&A. Ivanhoe Mines concluded based on the factors referenced above, that the disclosure of mineral reserves at December 2005 was not appropriate and therefore took the most conservative approach in reporting. In the absence of the disclosure of mineral reserves, Ivanhoe Mines made the following statement on page 30 of its MD&A: "IF THESE ISSUES CANNOT BE SATISFACTORILY RESOLVED IN A TIMELY MANNER, THE COMPANY MAY, AS PART OF A FUTURE REVIEW OF THE CARRYING VALUE OF ITS ASSETS, BE REQUIRED TO REFLECT A SIGNIFICANT IMPAIRMENT OF, AND REDUCE ON ITS FINANCIAL STATEMENTS, THE CARRYING VALUE OF ITS INVESTMENT IN THE S&K MINE."


Since our disclosure in our December 31, 2005 40-F, mining equipment has been imported into Myanmar and has been assembled and is being used at the mine however, there continue to be operational issues associated with the mine due to lack of supplies. Ivanhoe Mines will reassess the disclosure of reserves in future filings while continually assessing the impairment of the carrying value of our equity investment.

FINANCIAL STATEMENTS GENERAL

15. THE WORDS "DEVELOPMENT" AND "PRODUCTION" HAVE VERY SPECIFIC MEANINGS UNDER INDUSTRY GUIDE 7(a) (4). THE TERM "DEVELOPMENT STAGE" WOULD APPLY WHEN ENGAGED IN PREPARING RESERVES FOR PRODUCTION, WHEREAS "PRODUCTION STAGE"


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Page 17 of 20

     WOULD BE APPROPRIATE FOR COMPANIES ENGAGED IN COMMERCIAL-SCALE, PROFIT-ORIENTED EXTRACTION OF MINERALS. IF YOU ARE UNABLE TO DISCLOSE "RESERVES" AS DEFINED BY GUIDE 7, PLEASE REMOVE THE TERMS "DEVELOP," "DEVELOPMENT" AND "PRODUCTION" THROUGHOUT YOUR FINANCIAL STATEMENTS, AND REPLACE THIS TERMINOLOGY, AS NEEDED, WITH THE TERMS "EXPLORE" OR "EXPLORATION." IF THE TERMINOLOGY UTILIZED IN YOUR ANNUAL INFORMATION FORM IS NOT CONSISTENT WITH THIS GUIDANCE, PLEASE INCLUDE DISCLOSURE ADDRESSING THESE DIFFERENCES. PLEASE REFER TO INSTRUCTION 1 TO PARAGRAPH (A) OF
     INDUSTRY  GUIDE  7,  LOCATED  ON OUR  WEBSITE  AT THE  FOLLOWING  ADDRESS:
     WWW.SEC.GOV/DIVISIONS/CORPFIN/FORMS/INDUSTRV.HTM#SECGUIDE7

RESPONSE:

The Mineral Reserves have been prepared under Canadian NI43-101.

Ivanhoe Mines has noted the Staffs comment and, in future filings, Ivanhoe Mines will continually assess whether they are an exploration stage, development stage or production stage company, and will only use such words "development" and "production" when appropriate.

Additionally, Ivanhoe Mines will disclose the following in its future filings:

        CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES:

        This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms "measured", "indicated" and "inferred" resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report "resources" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS ("NI 43-101") is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.


CLOSING COMMENTS

IN CONNECTION WITH RESPONDING TO OUR COMMENTS, PLEASE PROVIDE, IN WRITING, A STATEMENT FROM THE COMPANY ACKNOWLEDGING THAT:

     o THE COMPANY IS RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURES IN THE FILING;

     o STAFF COMMENTS OR CHANGES TO DISCLOSURE IN RESPONSE TO STAFF COMMENTS DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING; AND

     o THE COMPANY MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

RESPONSE:

Attached, as Appendix A to this letter, is the requested statement.


*****

We appreciate your assistance in reviewing this response letter and would ask that all questions or comments regarding this filing be directed to the undersigned at 604-331-9875.

Yours truly,
per:

IVANHOE MINES LTD.

/s/ Tony Giardini

Tony Giardini
Chief Financial Officer


Attachment

cc:  Lily Dang, Securities and Exchange Commission
     Members of Audit Committee of Ivanhoe Mines Ltd.
     John Macken, President and CEO, Ivanhoe Mines Ltd.
     Gregg Orr, Deloitte & Touche LLP
     Andrew J. Foley, Paul, Weiss, Rifkind, Wharton & Garrison LLP Paul Goldman, Goodmans Barristers and Solicitors

                                   APPENDIX A


October 18,2006



Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

IVANHOE MINES LTD.
Annual Report on Form 40-F (File No. 001-32403)

Reference is made to the Annual Report on Form 40-F for the fiscal year ended December 31, 2005 (File No. 001-32403) (the "Annual Report") filed by Ivanhoe Mines Ltd. (the "Company") on April 5, 2006 with the Securities and Exchange Commission (the "Commission"). The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the Annual Report. The Company further acknowledges that comments of the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Annual Report. In addition, the Company further acknowledges that it may not assert the comments of the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Yours truly,
IVANHOE MINES LTD.
per:

/s/ Tony Giardini
Name:  Tony Giardini
Title: Chief Financial Officer